Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue
Purchase, NY 10577
February 8, 2008
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-0213

Attention:	Joseph Foti

Re:	Atlas Air Worldwide Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006 (“2006 Form 10-K”)
Filed March 15, 2007
File No. 001-16545
Dear Mr. Foti:
The purpose of this letter is to respond to the staff’s comments contained in your letter dated February 4, 2008 to Jason Grant, Senior Vice President and Chief Financial Officer of Atlas Air Worldwide Holdings, Inc. (“Atlas”), with respect to Atlas’ 2006 Form 10-K. For your convenience, I have also set forth below each of the staff’s comments.
Form 10-K (Fiscal Year Ended December 31, 2006)
Item 8 — Financial Statements and Supplementary Data
Consolidated Balance Sheets, page 50
1.	Comment: We note your response to our prior comment 1. Please quantify for us the balance of prepaid maintenance related to power by the hour maintenance contracts and the balance required under aircraft financing agreements as of December 31, 2006 and 2005. With respect to power by the hour maintenance contracts, you state that the contracts are limited in scope and do not represent a full transfer of risk to the service provider. Please describe for us the general scope of your power by the hour contracts and the limitations in scope to which you refer. In addition, with regard to the lack of full transfer of risk to the service provider, please describe for us the risk you retain.

Response: As of December 31, 2006 and 2005, the balance of prepaid maintenance that relates to power by the hour contracts was $26.2 million and $18.8 million,

respectively, and the balance of prepaid maintenance that relates to aircraft financing agreements was $38.4 million and $30.8 million, respectively

Our power by the hour engine maintenance contracts provide primarily for the following services: return of an engine to serviceable condition, the repair or replacement of certain life limiting parts and compliance with air worthiness directives. The lack of full transfer of risk is due to the financial reconciliations triggered when engines are removed from the power by the hour maintenance programs resulting in monetary risk being borne by Atlas. Many business circumstances can result in early removal of engines from the program before the full term of the contract. Engines have in fact been removed from the program by sale of aircraft and sale of engines, resulting in additional compensation due to the service provider. Under current accounting literature this lack of full transfer of risk will not allow for maintenance expense to be recorded as flight hours are incurred.
Note 6 — Debt, page 67
2.	Comment: We note your response to our prior comment 6. Based on your response, it appears you interpreted our comment as pertaining to the data in the first table in Note 6. To clarify our previous comment, we believe you should revise the last table in Note 6, which presently discloses scheduled debt maturities of $19.8 million in 2007 and $418.6 million for all periods subsequent to December 31, 2006, to reflect scheduled debt maturities gross of discounts. In this regard, the total of the amounts disclosed in the last table in note 6 should equal the total of the amounts disclosed in the “Debt and capital lease obligations” line in the contractual obligations table ($503.9 million as of December 31, 2006) on page 43 in MD&A. Additionally, it does not appear the table in your last response is required.

Response: In our future filings, as appropriate, we will provide in the debt note a table (which appears below) of scheduled debt and capital lease maturities gross of discounts to reconcile the face value of future debt maturities to the net amount of debt presented on the Balance Sheet and which will agree to the related amounts presented in MD&A.

The following table summarizes the cash required to be paid by year and the carrying value of the Company’s debt and capital lease obligations reflecting the terms that were in effect as of December 31, 2007:
Years Ending
December 31,
2008
2009
2010
2011
2012
Thereafter
Total debt and capital lease cash payments
Less: fair value debt discount
Debt and capital leases

In some of our responses, we have agreed to change or supplement the disclosures in our future filings to enhance disclosure transparency, and not because we believe our prior filings were materially incomplete or inaccurate.
Atlas acknowledges that the adequacy and accuracy of the disclosure in its filings with the Commission is the responsibility of the registrant. Atlas further acknowledges that staff comments or changes to disclosure in response to staff comments on the 2006 Form 10-K do not foreclose the Commission from taking any action with respect to such filing. Atlas also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you wish to discuss any aspect of this letter, please do not hesitate to contact me at (914) 701-8402 or Adam R. Kokas, Senior Vice President, General Counsel and Secretary, at (914) 701-8576.

Sincerely,
/s/ Jason Grant
Jason Grant
Senior Vice President and Chief Financial Officer

cc:	William J. Flynn, President and Chief Executive Officer Adam R. Kokas, Senior Vice President, General Counsel and Secretary David A. Fine, Esq. Ropes & Gray LLP